B3 3/17

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 5 2003 WASH, D.C. 155

03013070

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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Ste. 2118
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale & Scerbo, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2001 Grove Street	Wantagh	NY	11793
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bedford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCB Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] ~~(m) A copy of the SIPC Supplemental Report.~~
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCB SECURITIES, INC.
(an S Corporation)

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2002

RCB SECURITIES, INC. (AN S CORPORATION)
CONTENTS TO FINANCIAL STATEMENTS

ROSEDALE
&
SCERBO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
RCB SECURITIES, INC. (an S Corporation)
New York, NY

We have audited the accompanying statement of financial condition of RCB Securities, Inc. (an S Corporation) as of December 31, 2002 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCB Securities, Inc. (an S Corporation) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 24, 2003

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

RCB SECURITIES, INC.
(an S Corporation)
STATEMENT OF FINANCIAL POSITION
December 31, 2002

ASSETS

Cash	$ 8,755
Deposits with clearing organization	2,898,859
Marketable securities, at market value	687,682
Property and equipment, net of accumulated depreciation of $995	3,982
TOTAL ASSETS	$3,599,278

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 230,787
Due to clearing organizations	456,895
Accounts payable and accrued expenses	16,694
Pension plan payable	223,000
TOTAL LIABILITIES	927,376
STOCKHOLDERS' EQUITY	
Common Stock - $1 par value, 200 shares authorized, 200 shares issued and outstanding	200
Additional Paid-In Capital	448,989
Retained Earnings	2,222,713
	2,671,902
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$3,599,278

The accompanying notes are an integral part of these financial statements.

RCB SECURITIES, INC.
(an S Corporation)
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2002

REVENUES	
Principal transactions	$ 449,632
Dividend Income	1,610
Interest Income	21,110
Short stock rebates	6,648
Miscellaneous income	116,434
	595,434
EXPENSES	
Floor Brokerage Fees	2,260
Pension Expense	223,000
Communications and data processing	31,690
Other operating expenses	208,473
	465,423
INCOME BEFORE INCOME TAXES	130,011
INCOME TAXES	1,898
NET INCOME	128,113
RETAINED EARNINGS, BEGINNING OF YEAR	2,673,023
DISTRIBUTIONS TO STOCKHOLDER	(578,423)
RETAINED EARNINGS, END OF YEAR	$2,222,713

The accompanying notes are an integral part of these financial statements.

RCB SECURITIES, INC.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2002

	COMMON	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, 1/1/02	$ 200	$448,989	$2,673,023	$3,122,212
NET INCOME			128,113	128,113
DISTRIBUTIONS TO STOCKHOLDER			(578,423)	(578,423)
BALANCE, 12/31/02	$ 200	$448,989	$2,222,713	$2,671,902

The accompanying notes are an integral part of these financial statements.

RCB SECURITIES, INC.
(an S Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 128,113
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	995
(Increase) Decrease in:	
Receivables from clearing organization	242,136
Deposits with clearing organization	371,250
Marketable securities, at market value	(177,438)
Increase (Decrease) in:	
Securities sold, not yet purchased	(521,593)
Due to clearing organization	456,895
Accounts payable and accrued expenses	(5,146)
Pension plan payable	83,000
	450,099
Net cash provided by operating activities	578,212
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(4,977)
Net cash used by investing activities	(4,977)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(578,423)
Net cash used by financing activities	(578,423)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,188)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,943
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,755
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
INTEREST	$ 0
INCOME TAXES	$ 1,898

The accompanying notes are an integral part
of these financial statements.

RCB SECURITIES, INC.
(an S Corporation)
SCHEDULE OF OTHER OPERATING EXPENSES
For the Year Ended December 31, 2002

Automobile	$ 9,738
Contributions	4,000
Depreciation Expense	995
Dues and Publications	7,585
Entertainment	56,910
Gifts	31,095
Insurance	19,147
Miscellaneous	4,402
Office Expense	8,272
Outside Labor	6,000
Professional Fees	19,400
Travel	35,973
Telephone	4,956
	$208,473

The accompanying notes are an integral part of these financial statements.

RCB SECURITIES, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. ORGANIZATION AND PURPOSE

The Company is organized to be active in various aspects of the securities industry and is registered as a broker-dealer with the Securities and Exchange Commission. The Firm engages in proprietary trading off the floor. The Firm is an introducing broker clearing its accounts on a fully disclosed basis and doesn't handle any customers funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Transactions of the Company are recorded on a settlement date basis. The Company is recognized with the American Stock Exchange and utilities a clearing corporation to facilitate the settlement of these transactions.

a. Income Taxes

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily depreciation expense. For the year ended December 31, 2002, these temporary timing differences are deemed to be immaterial, and accordingly, there is no provision for deferred income taxes in these financial statements.

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxes as an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is, however, subject to News York State franchise taxes and New York City corporation taxes. Both the New York State franchise tax and the New York City corporation taxes are not material, and, accordingly, no liability has been accrued in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Credit Concentration

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents held by a clearing organization. The Company places its cash and cash equivalents with high credit quality institutions insured by the FDIC and/or the SIPC.

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

e. Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

3. INCOME TAXES

The income tax expense of the Company consists of the following:

State income tax	$ 1,075
City income tax	823
	$ 1,898

4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$687,682	$230,787

5. NET CAPITAL REQUIREMENT

The Company must maintain a minimum net capital of $100,000 in accordance with paragraph (a) (2) of SEC Rule 15c3-1. Its aggregate indebtedness must not exceed 1500% of its net capital. RCB Securities, Inc. (an S Corporation) also is required to maintain 120% of its minimum capital requirement in accordance with SEC Rule 17a-11. At December 31, 2002, the Company has net capital of $2,548,468 which was $2,448,468 in excess of its minimum required net capital of $100,000.

6. DEFINED BENEFIT PENSION PLAN

The Company has established a defined benefit pension plan effective January 1, 1992 with an initial plan year ending December 31, 1992. All non-union employees over age 21 who have completed a year of service are eligible to participate on the entry date following the date they met the aforementioned requirements. The plan entry dates are defined as each 1/1 and 7/1. A year of service is defined as a consecutive 12-month period wherein an employee has completed at least 1,000 hours of service with the employer. There is one participant in the plan at the close of the 2002 plan year. The benefits are based on years of service and on employee's compensation. Contributions to the plan are vested at a rate of 20% per year, beginning one full year after the contribution date.

RCB SECURITIES, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

6. DEFINED BENEFIT PENSION PLAN (continued)

The following schedule provides additional information about the plan:

Fair value of plan assets of December 31, 2002	$ 619,977
Benefit obligation at December 31, 2002	731,856
Funded status	$(111,879)
Prepaid benefit cost recognized in the balance sheet	$ -0-
Weighted-average assumptions as of December 31, 2002	
Discount rate	7.0%
Expected return on plan assets	7.0%
Rate of compensation increase	0.0%
Benefit cost	$ 45,868
Employer Contributions	$ 140,000
Plan participants' contributions	-0-
Benefits paid	-0-

ROSEDALE
&
SCERBO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

To the Stockholders of
RCB Securities, Inc.
(an S Corporation)
New York, NY

We have audited the accompanying financial statements of RCB Securities, Inc. (an S Corporation) as of and for the year ended December 31, 2002 and have issued our report thereon dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo
Rosedale & Scerbo
Wantagh, New York
February 24, 2003

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

RCB SECURITIES, INC.
(an S Corporation)
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

SCHEDULE 1

NET CAPITAL	
Total Stockholders' Equity	$2,671,902
Deductions and/or charges	
Non-Allowable Assets	3,982
Net Capital before haircuts on securities possessions and other deductions	2,667,920
Proprietary charges on futures contracts	(7,560)
Haircuts on securities	(111,892)
Net Capital	$2,548,468
AGGREGATE INDEBTEDNESS	$ 239,694
MINIMUM NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$2,448,468
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.79%

See independent auditors' report on supplemental information and accompanying notes to the financials.

RCB SECURITIES, INC.
(an S Corporation)
SCHEDULE 1 (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of December 31, 2002)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$2,565,162
Net Audit Adjustments:	
Accounts payable and accrued expenses	(16,694)
NET CAPITAL	$2,548,468
Aggregate Indebtedness as Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 223,000
Net Audit Adjustments:	
Accounts payable and accrued expenses	16,694
AGGREGATE INDEBTEDNESS	$ 239,694

See independent auditors' report on supplemental information and accompanying notes to the financials.

ROSEDALE
&
SCERBO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders of
RCB Securities, Inc.
(an S Corporation)
New York, NY

In planning and performing our audit of the financial statements of RCB Securities, Inc. (an S Corporation) for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securites, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securites examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of RCB Securities, Inc. (an S Corporation) for the year ended December 31, 2002 and this report does not effect our report thereon dated February 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 24, 2003